Exhibit 99.1

press release

ArcelorMittal announces CAD$205 million decarbonisation investment in its flagship Canadian mining operations with support from the Quebec government

3 November 2021, 18:35 CET

At an event held at COP26 today, ArcelorMittal (‘the Company’) and the government of Quebec announced a CAD$205 million investment by ArcelorMittal Mining Canada (‘AMMC’) in its Port-Cartier pellet plant, enabling this facility to convert its entire 110 million tonne annual pellet production to direct reduced iron (‘DRI’) pellets by the end of 2025.

The investment, in which the Quebec government will contribute through an electricity rebate of up to CAD$80 million, will enable the Port-Cartier plant to become one of the world’s largest producers of DRI pellets, the raw material feedstock for ironmaking in a DRI furnace. The project includes the implementation of a flotation system that will enable a significant reduction of silica in the iron ore pellets, facilitating the production of a very high-quality pellet.

The project will deliver a direct annual CO2e reduction of approximately 200,000 tonnes at AMMC’s Port-Cartier pellet plant, equivalent to over 20% of the pellet plant’s total annual CO2e emissions. This reduction in CO2e emissions will be achieved through a reduction in the energy required during the pelletising process.

A DRI plant uses natural gas to reduce iron ore, resulting in a significant reduction in CO2 emissions compared with coal-based blast furnace ironmaking. In Hamburg, Germany, ArcelorMittal is trialing replacing natural gas with hydrogen to make DRI, with its industrial scale pilot project anticipated to be commissioned before the end of 2025. The DRI installations the Company has announced it is developing in Belgium, Canada and Spain are all being constructed to be hydrogen-ready, so as and when green hydrogen is available in sufficient quantities at affordable prices the Company can produce DRI with near zero-carbon emissions.

Approximately 250 jobs are expected to be created during the construction phase of the project in Port-Cartier, which is scheduled to be begin mid-2023 and complete before the end of 2025.

1 AMMC’s pellet plant currently produces 10 million tonnes of pellets annually, of which 7 million tonnes are blast furnace pellets and 3 million tonnes are direct reduced iron pellets

Expressing the Quebec government’s support for the project, Premier François Legault said:

“With this project, the Port-Cartier plant will become one of the world's largest producers of direct reduction pellets. The market is increasingly evolving towards this technology. We are therefore ensuring that ArcelorMittal will continue to create wealth in Quebec for many years. We are positioning our regions at the heart of the green economy of tomorrow. My message to companies looking for a place to reduce their GHG emissions is come and see us. We'll help you carry out your projects promptly. Quebec is the best place in the world to invest in the green economy. To build together a greener, more prosperous and prouder Quebec.’’

Aditya Mittal, ArcelorMittal CEO, said:

“This project has an important role to play in our efforts to reduce our group’s CO2e emissions intensity by 25% by 2030, and our longer-term ambition to reach net zero by 2050. Not only does it deliver a significant reduction in our emissions at AMMC, but it also expands our ability to produce high-quality direct reduced iron pellets, which we will need in significant volumes as we transition to DRI-EAF steelmaking at our steel plants in Canada and Europe.

“I am grateful to Premier Legault and his government for the support it is providing in realising this project. It is the first significant decarbonisation project we have announced for our mining business and fitting that we are able to make this announcement at COP26 as it exemplifies the transformational change we need to deliver this decade as we move towards becoming a carbon-neutral business.”

Mapi Mobwano, CEO, ArcelorMittal Mining Canada, added:

“This investment will see us become one of the biggest direct reduction pellet producers in the world, thereby propelling ArcelorMittal Mining Canada into the forefront of mining and steel decarbonisation. From 2025 onwards we will have the capacity to produce ten million tonnes of very high-quality iron oxide pellets, with low silica content and high iron density, which will be highly strategic in the years ahead. This transformation will enable us to reduce our own current emissions by 200,000 tonnes of CO2e per year – equivalent to removing 57,600 cars from the road each year. Moreover, it will support a significant reduction in the carbon footprint of primary steelmaking. These pellets are the feedstock for DRI-EAF steelmaking, which given its significantly lower carbon footprint is expected to replace a significant amount of blast furnace capacity in the coming decades. It also provides a boost to the local economy and community as 250 jobs will be created for the construction phase which will start in the summer of 2023.”

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com